Exhibit 99.2
TITAN TRADING ANALTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

 FOR IMMEDIATE RELEASE – TITAN ESTABLISHES U.S. DATA CENTER

EDMONTON, ALBERTA - (July 7, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is pleased to announce that it has established a second data center located in Atlanta, Georgia for its network operations, an important step in Titan's mission to provide a fully-redundant fault-tolerant service to its clients. The new data center operates from a colocation facility that includes physical security, fully redundant power and HVAC, controlled temperature and humidity, fire-threat detection and suppression, 24x7x365 critical monitoring, on-site staff with secure access and SAS 70 certification. Titan will use the new site to conduct its primary real-time trading operations and research. The Edmonton site will continue to provide testing and support services and redundancy will be phased in. “This is a logical step as our research team in Atlanta is currently expanding their use of tick data from 5 years to 10 years in order to further validate our unique behavioral trading models”, explained Phillip Carrozza, President of Titan.

About Titan
Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT: Titan Trading Analytics Inc. Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438-1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.